Exhibit 1
For immediate release
Westaim announces 2007 first quarter results
CALGARY, ALBERTA — May 1, 2007 — The Westaim Corporation announced today that for the first quarter ended March 31, 2007, it recorded a net loss of $6.7 million or 7 cents per share, on revenues of $6.1 million. In the same quarter last year, the company recorded a net loss of $18.0 million, or 19 cents per share, on revenues of $7.3 million. The results for the first quarter of 2007 benefited from a $4.5 million dilution gain.
At March 31, 2007, Westaim had $51.7 million in consolidated cash and short-term investments.
Tomorrow, May 2, 2007, The Westaim Corporation is holding its Annual Meeting of Shareholders in Toronto, Canada at 10:00 a.m. EDT. The meeting and accompanying investor briefing, which will provide an update on the company’s businesses, will be webcast live and is available through the company website www.westaim.com. An archive of the webcast will be posted following the meeting.
On April 23, 2007, Westaim announced it was conducting a strategic review of its business strategy to determine the optimal use of existing resources and assets to maximize value for shareholders.
The Westaim Corporation’s technology investments include iFire Technology Corp., which is developing a low-cost flat panel display technology and a 74.8 per cent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS), which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology. Westaim’s common shares are listed on NASDAQ under the trading symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED. A more detailed discussion of Westaim’s 2007 first quarter results can be found at www.westaim.com and www.sedar.com.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended March 31
Consolidated Statements of Operations	2007	2006

Revenue	$6,131	$7,253
Net loss	(6,700)	(18,006)
Net loss per common share — basic and diluted	(0.07)	(0.19)
Weighted average number of common shares outstanding (thousands)	93,992	92,922

	Three Months Ended March 31
Segmented Information	2007	2006

Revenue
Nucryst Pharmaceuticals	$6,131	$7,253

Operating loss
Nucryst Pharmaceuticals	$(2,157)	$(3,341)
iFire Technology	(8,595)	(11,373)
Other (including corporate costs)	(1,274)	(4,624)

Operating loss	$(12,026)	$(19,338)

Consolidated Balance Sheets	March 31, 2007	December 31, 2006

Cash and short-term investments	$51,668	$62,832
Current assets	68,117	80,256
Other assets	65,271	68,083
Current liabilities	6,416	15,797
Shareholders’ equity	106,660	112,977